SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                               F O R M  1 1 - K

          (Mark One)

          [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934
               [FEE REQUIRED]

                 For the fiscal year ended December 31, 1993

                                      OR

          [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                         Commission file number 1-983

          A.   FULL TITLE OF THE PLAN AND ADDRESS OF THE PLAN IF
               DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                    NATIONAL STEEL RETIREMENT SAVINGS PLAN

          B.   NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT
               TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL
               EXECUTIVE OFFICE:

                          NATIONAL STEEL CORPORATION
                          4100 EDISON LAKES PARKWAY
                          MISHAWAKA, IN  46545-3440


                                  FORM 11-K

                              TABLE OF CONTENTS

                                                  Pages

          Audited Financial Statements  . . .     3-15

          Signature Page  . . . . . . . . . .     16

          Exhibit Index . . . . . . . . . . .     17


          ANNUAL REPORT ON FORM 11-K

          Audited Financial Statements

          NATIONAL STEEL CORPORATION

          NATIONAL STEEL RETIREMENT SAVINGS PLAN

          (Plan 002)

          DECEMBER 31, 1993 and 1992

          Audited Financial Statements

          NATIONAL STEEL CORPORATION

          NATIONAL STEEL RETIREMENT SAVINGS PLAN

          (Plan 002)

          December 31, 1993 and 1992

          Report of Independent Auditors  . . . . . . .     5

          Statements of Combined and Individual Fund
            Net Assets Available for Benefits . . . . .     6

          Statement of Changes in Combined and
            Individual Fund Net Assets Available for
            Benefits for the Year Ended December 31, 1993   7

          Statement of Changes in Combined and
            Individual Fund Net Assets Available for
            Benefits for the Year Ended December 31, 1992   8

          Notes to Financial Statements . . . . . . . .     9

          Item 27a--Schedule of Assets Held for Investment  14

          Item 27d--Schedule of Transactions or
            Series of Transactions in Excess of 5 Percent
            of the Current Value of Plan Assets . . . .     15


                        Report of Independent Auditors

          The Administrator of the National Steel Corporation
            National Steel Retirement Savings Plan
          National Steel Corporation
          Mishawaka, IN

          We have audited the accompanying statements of combined and individual fund net assets available for benefits of the National Steel Retirement Savings Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in combined and individual fund net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the combined and individual fund net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in its combined and individual fund net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

          Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole.
          The accompanying supplemental schedules of assets held for investment as of December 31, 1993, and transactions or series of transactions in excess of 5 percent of the current value of Plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.

          Fort Wayne, IN
          May 27, 1994                       Ernst & Young


STATEMENTS OF COMBINED AND INDIVIDUAL FUND NET ASSETS AVAILABLE FOR BENEFITS

NATIONAL STEEL CORPORATION

NATIONAL STEEL RETIREMENT SAVINGS PLAN

                                      Fidelity Funds
                   ____________________________________________________________
                                           Equity       Retirement                  NII          NII
                    Cash     Intermediate  Income        Growth      Magellan     Common       Preferred   Participant  Combined
                   Reserves    Bond Fund     Fund          Fund         Fund       Stock          Stock     Loans        Funds
                   ________  ___________   _______      _________    ________    _______      ___________ ___________  _______
DECEMBER 31, 1993
 ASSETS
   Investments   $ 26,207,113 $ 14,750,171 $ 38,383,880 $ 32,890,292 $ 23,663,609 $  1,751,405 $  260,062  $   -0-   $137,906,532
   Employee
   loans
   receivable             -0-          -0-          -0-          -0-          -0-          -0-         -0-   755,780       755,780
                  ____________  ___________  ___________  ___________  ____________ ____________ __________  __________ ___________

   NET ASSETS
   AVAILABLE FOR
   BENEFITS      $ 26,207,113  $ 14,750,171 $ 38,383,880 $ 32,890,292 $ 23,663,609 $  1,751,405 $   260,062 $ 755,780 $138,662,312
                 ============  ============ ============ ============ ============ ============ =========== ========= ============

DECEMBER 31, 1992

  ASSETS
   Investments  $ 26,407,549  $ 13,742,934 $ 30,402,735 $ 25,580,247  $ 15,727,596 $  2,339,337 $        -0- $   -0- $114,200,398
     Contributions
      receivable:
       Employee       121,684        64,510      133,357      107,511       121,266          -0-          -0-      -0-     548,328
       Employer        36,041        21,256       41,038       42,826        38,492          -0-          -0-      -0-     179,653
     Employee loans
      receivable          -0-           -0-          -0-          -0-            -0-         -0-          -0-   692,644    692,644
                 ____________  _____________  ____________ ____________  ____________ ____________ ___________  ________ _________

  NET ASSETS
   AVAILABLE
   FOR BENEFITS  $ 26,565,274 $ 13,828,700  $ 30,577,130  $ 25,730,584 $ 15,887,354 $  2,339,337 $     -0-  $ 692,644 $115,621,023


   See notes to financial statements.

STATEMENT OF CHANGES IN COMBINED AND INDIVIDUAL FUND NET ASSETS AVAILABLE FOR BENEFITS

NATIONAL STEEL CORPORATION

NATIONAL STEEL RETIREMENT SAVINGS PLAN

                                      Fidelity Funds
                  ______________________________________________________________
                                           Equity       Retirement                  NII          NII
                    Cash     Intermediate  Income        Growth      Magellan     Common       Preferred   Participant  Combined
                  Reserves    Bond Fund     Fund          Fund         Fund       Stock          Stock     Loans        Funds
                  ________  ___________   _______      _________    ________     _______      ___________ ___________  _______

                                                                                                   Funds
YEAR ENDED DECEMBER 31, 1993
 Additions:
  Contributions:
  Employee       $  1,807,719 $   827,523 $  1,919,625 $  1,547,096 $  1,809,795 $     -0-    $      -0-  $    -0-   $  7,911,758
  Employer            402,790     232,452      519,798      550,335      512,941       -0-           -0-       -0-      2,218,316
Interest and
 dividend income      768,965   1,113,670    1,397,756    3,042,957    2,093,655       -0-           -0-       -0-      8,417,003
Participant loans     (95,665)    (51,813)     (87,366)     (34,258)     (22,956)      -0-           -0-   292,058           -0-
Loan repayment
  interest             11,217       5,800       12,954       11,847       15,463       -0-           -0-        -0-        57,281
Assets transferred
 from National
  Steel Represented
    Employee
  Retirement Savings
   Plan              157,693           -0-       67,209      102,731         -0-     15,709          -0-        -0-       343,342
                   __________     _________   __________  ____________   __________   _______     ________    _______   __________
  Total additions  3,052,719      2,127,632    3,829,976     5,220,708    4,408,898    15,709          -0-    292,058   18,947,700

Deductions:
 Participant
  withdrawals-
  benefits         2,864,028        654,790    1,214,888       665,889      911,130   125,909          -0-      5,852    6,442,486
Participant
  loans repayment    (42,970)       (22,477)     (56,826)      (49,347)     (51,450)      -0-          -0-    223,070          -0-
Fees-participant
  loans                1,082            406          476           192          249       -0-          -0-        -0-        2,405
Assets transferred
  to National
  Steel Represented
  Employee
  Retirement Savings
   Plan                  -0-         42,044           -0-           -0-           -0-       -0-        -0-          -0-     42,044
                   _________    ___________    __________       ________     ________   ________  ________     ________  _________
Total deductions   2,822,140        674,763     1,158,538        616,734      859,929   125,909        -0-      228,922  6,486,935

Net interfund
  transfers         (588,740)    (1,011,017)     (109,414)      (183,350)    2,237,593  (579,967)  234,895          -0-       -0-

Net realized and
  unrealized
  appreciation
  in fair value
  of investments        -0-          479,619     5,244,726        2,739,084   1,989,693  102,235     25,167         -0- 10,580,524

NET ADDITIONS
(DEDUCTIONS)        (358,161)        921,471     7,806,750        7,159,708   7,776,255 (587,932)   260,062     63,136 23,041,289
 Net assets available
  for benefits at
  beginning of
  year            26,565,274     13,828,700    30,577,130       25,730,584  15,887,354 2,339,337       -0-    692,644 115,621,023
                  __________     __________    __________      ___________  __________ _________    ________  _______ ___________
NET ASSETS
 AVAILABLE
 FOR BENEFITS
 AT END OF YEAR  $ 26,207,113   $ 14,750,171  $ 38,383,880     $ 32,890,292 $ 23,663,609 $1,751,405 $260,062 $755,780 $138,662,312
                 ============   ============  ============     ============ ============ ========== ======== ======== ============

See notes to financial statements.


   STATEMENT OF CHANGES IN COMBINED AND INDIVIDUAL FUND NET ASSETS AVAILABLE FOR BENEFITS

   NATIONAL STEEL CORPORATION

   NATIONAL STEEL RETIREMENT SAVINGS PLAN



                                     Fidelity Funds
                    _____________________________________________________

                                                  Equity      Retirement
                        Cash      Intermediate    Income        Growth      Magellan        NII        Participant    Combined
                      Reserves    Bond Fund        Fund          Fund         Fund       Common Stock     Loans         Funds
                    ____________  ____________  ____________  ____________  ___________  ____________  ___________  ____________
YEAR ENDED
 DECEMBER 31, 1992
  Additions:
   Contributions:
    Employee        $  1,958,271 $    967,161  $  1,949,800  $  1,453,422  $  1,710,383  $        -0-  $        -0- $  8,039,037
    Employer             604,547      277,372       538,502       539,887       488,467           -0-           -0-    2,448,775
   Interest and
    dividend income    1,109,966    1,056,229     1,100,766     4,564,355     2,075,354           -0-           -0-    9,906,670
   Participant loans    (138,755)     (60,117)      (38,177)      (61,115)      (80,568)      (10,000)      388,732          -0-
   Loan repayment
    interest               7,304        3,913        13,405         9,090        12,786           -0-           -0-       46,498
   Assets transferred
    from National
    Steel Represented
    Employee
    Retirement
    Savings Plan             -0-       20,375        46,498        37,197           -0-           242           -0-      104,312
                    ____________  ___________  ____________   ___________   ___________  ____________  ____________ ____________
   Total additions     3,541,333    2,264,933     3,610,794     6,542,836     4,206,422        (9,758)      388,732   20,545,292

  Deductions:
   Participant
    withdrawals-
    benefits           5,176,928    1,273,283     2,144,984     1,515,508       434,591       292,400        33,449   10,871,143
  Participant
   loans repayment       (25,916)     (12,445)      (37,770)      (27,810)      (31,555)          -0-       135,496          -0-
  Fees-participant
   loans                     898          312           391           165           190           -0-        1,930         3,886
  Assets transferred
   to National Steel
   Represented
   Employee
   Retirement
   Savings Plan            5,367          -0-           -0-           -0-           -0-           -0-           -0-        5,367
                    ____________  ___________  ____________   ___________   ___________  ____________  ____________ ____________
  Total deductions     5,157,277    1,261,150     2,107,605     1,487,863       403,226       292,400       170,875   10,880,396

  Net interfund
   transfers          (3,271,387)    (173,449)     (483,377)    2,094,524     2,018,958      (185,269)          -0-          -0-

  Net realized and
   unrealized
   appreciation
   (depreciation) in
   fair value of
   investments               -0-     (264,333)    2,774,407    (2,239,497)   (1,102,894)     (332,200)          -0-   (1,164,517)

  NET ADDITIONS
   (DEDUCTIONS)       (4,887,331)     566,001     3,794,219     4,910,000     4,719,260      (819,627)      217,857    8,500,379

   Net assets
    available for
    benefits at
    beginning of
    year              31,452,605   13,262,699    26,782,911    20,820,584    11,168,094     3,158,964       474,787  107,120,644
                    ____________  ___________  ____________  ____________  ____________  ____________  ____________ ____________
  NET ASSETS
   AVAILABLE FOR
   BENEFITS AT END
   OF YEAR          $ 26,565,274 $ 13,828,700  $ 30,577,130  $ 25,730,584  $ 15,887,354  $  2,339,337  $    692,644 $115,621,023
                    ============ ============  ============  ============  ============  ============  ============ ============

   See notes to financial statements.


   NOTES TO FINANCIAL STATEMENTS

   NATIONAL STEEL CORPORATION

   NATIONAL STEEL RETIREMENT SAVINGS PLAN

   December 31, 1993 and 1992

   NOTE A--SIGNIFICANT ACCOUNTING POLICIES

   INVESTMENT VALUATION AND INCOME RECOGNITION

   The fair value of the participation units ("shares") owned by the National Steel Retirement Savings Plan (the "Plan") in the Fidelity funds are based on quoted redemption values on the last business day of the Plan year. The investments in National Intergroup, Inc. ("NII") Preferred and Common Stock are valued at the last reported sales price on the last business day of the Plan year. Employee loans receivable are valued at cost which approximates fair value.

   Interest income is recorded as earned based on the stated rate. Dividend income is recorded on the ex-dividend date.

   In accordance with the policy of stating investments at their fair market value, net unrealized appreciation or depreciation for the year is included in the statement of changes in combined and individual fund net assets available for benefits.

   NOTE B--DESCRIPTION OF THE PLAN

   The Plan is a defined contribution plan qualifying under Section 401(a) of the Internal Revenue Code (the "Code"). The Plan covers substantially all non-represented salaried employees of National Steel Corporation and certain of its subsidiaries (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   Individual accounts ("Accounts") are established for each Plan participant who may elect to allocate their contributions from compensation derived from regular salary earnings among any of the five Fidelity funds. Contributions must be equal to or greater than one percent (1%) of the participant's regular salary and may be increased in multiples of one quarter of one percent (.25%) up to a maximum percentage specified from time to time by the Plan's Administrator. The maximum at December 31, 1993 is 18%. Compensation from the Company's profit sharing or productivity gainsharing bonus plans may also be contributed to the investment options in multiples of 5% up to 100% of such bonuses.
   Contributions from all sources must not exceed limitations set forth in the Code. Investment election changes can be made on a daily basis in accordance with Plan provisions. Contributions may be made as either before-tax, after-tax, or rollover contributions as permitted by the Code and as elected by the participant on a quarterly basis. If a participant elects to make before-tax contributions, by way of a salary reduction agreement, the Company will make a matching contribution for the first 5% of each participant's regular salary reduction. After tax contributions and profit sharing or productivity gainsharing bonus contributions
   are not matched by the Company.   All amounts contributed by both
   participants and the Company are at all times non-forfeitable and fully vested.

   The Plan provides for an amount of Company matching contributions based upon the Company's profitability in the prior year. If annual profits of the Company, as defined in the Company's Profit Sharing Plan ("Profits"), are less than $50 million, the Company's matching contribution will be 50 cents for each dollar of the first 5% of each participant's before-tax regular salary reductions. If Company Profits are greater than $50 million, but are less than or equal to $100 million, the Company's matching contribution will be 80 cents for each dollar of the first 5% of each participant's before-tax regular salary reductions. If Company Profits are greater than $100 million, the Company's matching contribution will be a dollar-for-dollar match on the first 5% of each participant's before-tax regular salary reductions. The Plan also provides for a loan provision. As of December 31, 1993, the outstanding participant loans' balance was $755,780.

   Other expenses of the Trust, including trustee and recordkeeping fees, but excluding loan fees, are paid by the Company. The Plan, as currently stated, does not specifically provide for a termination of the Company's matching contributions; however, it does provide authority to the Board of Directors to modify or terminate the Plan as it deems necessary, subject to the provisions of ERISA. In the event of a termination of the Plan, each Participant shall be entitled to receive the amounts then credited to their Account.

   Additional information about the Plan agreement and the vesting and benefit provisions is contained in the pamphlet, Retirement Programs for Salaried Employees Summary Plan Descriptions. Copies of the pamphlet are available from the Human Resource Department.

   NOTE C--INVESTMENTS

   Under the terms of the Plan, participants may elect to invest in any of the following Fidelity funds, maintain a previously elected investment in NII Common Stock, or exchange NII Common Stock for NII Preferred Stock administered by the Trustee:

        Cash Reserves--a money market fund which invests in U.S.
        government and federal agency obligations, obligations of major banks, federally insured instruments issued by smaller banks and savings institutions, prime commercial paper, high grade corporate obligations and qualified repurchase agreements.

        Intermediate Bond--an income fund that invests in high and upper medium grade fixed income obligations, including corporate obligations, U.S. Government obligations, U.S. bank obligations and prime commercial paper.

        Equity Income--a balanced fund which is heavily invested in income-producing equity securities with the balance of the fund invested in corporate convertible and nonconvertible debt obligations and short-term treasury obligations.

        Retirement Growth--a diversified fund seeking capital appreciation which invests principally in common stock. The fund seeks capital gains without regard to whether such gains qualify as long term capital gains for federal tax purposes. Therefore, investment in the fund is limited to tax qualified retirement plans and to tax exempt organizations.

        Magellan Fund--an aggressive growth fund, which seeks long-term capital appreciation. It invests in stocks of companies with above average growth potential and a correspondingly higher level of risk.

        NII Common Stock--invested in the common stock of NII. NII Stock is no longer an investment option for future contributions or transfers of existing funds invested in other options.

        NII Preferred Stock--invested in the preferred stock of NII. Effective October 6, 1993, shares of NII Common Stock could be exchanged for two shares of NII Preferred Stock. However, NII Preferred Stock is not an investment option for future contributions or transfers of existing funds invested in other options (except for NII Common Stock).

        National Steel Class B Common Stock--effective January 1, 1994, the Company's Class B Common Stock will become an investment option.

   Investments in the five Fidelity funds, NII Preferred and Common Stock, and participant loans at December 31, 1993 and 1992 were as follows:

                                 SHARES      COST          MARKET
                                 __________  ____________  ____________

         December 31, 1993
          Cash Reserves          26,207,113  $ 26,207,113  $ 26,207,113
          Intermediate Bond Fund  1,368,290    14,152,143    14,750,171
          Equity Income Fund      1,134,275    30,444,550    38,383,880
          Retirement Growth Fund  1,813,136    28,894,049    32,890,292
          Magellan Fund             333,996    22,025,081    23,663,609
          NII Common Stock          132,182     3,152,521     1,751,405
          NII Preferred Stock         8,389       234,895       260,062
          Participant Loans                       755,780       755,780
                                             ____________  ____________
        Total                                $125,866,132  $138,662,312

        December 31, 1992
         Cash Reserves           26,407,549  $ 26,407,549  $ 26,407,549
         Intermediate Bond Fund   1,320,166    13,499,861    13,742,934
         Equity Income Fund       1,048,009    27,054,003    30,402,735
         Retirement Growth Fund   1,555,976    24,076,294    25,580,247
         Magellan Fund              249,605    15,806,508    15,727,596
         NII Common Stock           183,477     4,435,751     2,339,337
         Participant Loans                        692,644       692,644
                                             ____________  ____________
       Total                                 $111,972,610  $114,893,042

   NOTE D--NET APPRECIATION (DEPRECIATION) IN FAIR VALUE DURING THE
   YEAR

                                              Net
                                           appreciation
                                          (depreciation)
                                           in fair value
                                          during the year
                                        __________________
      Year Ended December 31, 1993
        Intermediate Bond Fund           $    479,619
        Equity Income Fund                  5,244,726
        Retirement Growth Fund              2,739,084
        Magellan Fund                       1,989,693
        NII Common Stock                      102,235
        NII Preferred Stock                    25,167
                                         ____________
        Total                            $ 10,580,524
                                         ============

      Year Ended December 31, 1992
        Intermediate Bond Fund           $   (264,333)
        Equity Income Fund                  2,774,407
        Retirement Growth Fund             (2,239,497)
        Magellan Fund                      (1,102,894)
        NII Common Stock                     (332,200)
                                         ____________
        Total                            $ (1,164,517)
                                         ============

   NOTE E--TRANSACTIONS WITH PARTIES-IN-INTEREST


   Fees paid during the year for legal, accounting, and other services rendered by parties-in-interest were based on customary and reasonable rates for such services.

   NOTE F--INCOME TAX STATUS

   The Internal Revenue Service has ruled that the Plan qualifies under
   Section 401(a) of the Code and is, therefore, not subject to tax under present income tax law. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

   Contributions made by an employee on a before-tax basis, contributions by the Company, interest, dividends and profit from the sale of securities need not be reported by a participant for federal income tax purposes until his Account is withdrawn, wholly or partially.

 ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT

 NATIONAL STEEL CORPORATION

 NATIONAL STEEL RETIREMENT SAVINGS PLAN

 December 31, 1993

 IDENTITY OF PARTY INVOLVED     DESCRIPTION OF ASSETS                   COST          CURRENT VALUE
___________________________  _________________________________________  ____________  _______________
 Fidelity Management Trust   Cash Reserves (26,207,113 Shares)          $ 20,207,113  $ 26,207,113
 Company
                             Intermediate Bond Fund (1,368,290 Shares)    24,152,1435   14,750,171

                             Equity Income Fund (1,134,275 Shares)        30,444,550    38,383,880

                             Retirement Growth Fund (1,813,136 Shares)    28,894,049    32,890,292

                             Magellan Fund (333,996 Shares)               22,025,081    23,663,609

                             NII Common Stock (132,182 Shares)             3,152,521     1,751,405

                             NII Preferred Stock (8,389 Shares)              234,895       260,062

                             Participant Loans (Principal amount of
                              $755,780 with interest ranging from
                              6.5% to 11%, due through December 1998)        755,780       755,780
                                                                        ____________  ____________

       Totals                                                           $125,866,132  $138,662,312
                                                                        ============  ============


   ITEM 27D--SCHEDULE OF TRANSACTIONS OR SERIES OF TRANSACTIONS IN EXCESS OF 5 PERCENT OF THE CURRENT VALUE OF PLAN ASSETS

   NATIONAL STEEL CORPORATION

   NATIONAL STEEL RETIREMENT SAVINGS PLAN

   Year Ended December 31, 1993

                                                                          DOLLAR       DOLLAR
   IDENTITY OF                                      NUMBER OF  NUMBER OF  VALUE OF     VALUE OF     NET GAIN
  PARTY INVOLVED        DESCRIPTION OF ASSET        PURCHASES  SALES      PURCHASES    SALES        (LOSS)
______________________  __________________________  _________  _________  ___________  ___________  __________
Category (i)            None

Category (ii)           None

Category (iii)
  Fidelity Management
  Trust Company         Cash Reserves                     222        228  $ 13,405,112 $ 13,605,548 $      -0-

                        Intermediate Bond Fund            185        141     3,911,065     3,383,447   124,664

                        Equity Income Fund                209        144     7,352,375     4,615,956   654,128

                        Retirement Growth Fund            220        161    11,321,061     6,750,100   246,794

                        Magellan Fund                     230        136    10,462,408     4,516,088   272,253

Category (iv)           None



       SIGNATURES

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     NATIONAL STEEL RETIREMENT SAVINGS PLAN

   Date:  June 30, 1994                   By:  /s/ James L. Wainscott
                                             ________________________
                                              James L. Wainscott
                                              Treasurer and Assistant
                                               Secretary

                                              /s/ Carl M. Apel
                                             ________________________
                                              Carl M. Apel
                                              Corporate Controller,
                                               Accounting and
                                               Assistant Secretary



     EXHIBIT INDEX

   Exhibit                      Description                   Page

    23                Consent of Independent Auditors          18



          EXHIBIT 23

   CONSENT OF ERNST & YOUNG, INDEPENDENT AUDITORS

   We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-51087) pertaining to the National Steel Retirement Savings Plan of our report dated May 27, 1994, with respect to the financial statements of the National Steel Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1993.

                                                 Ernst & Young

   Fort Wayne, IN
   June 28, 1994